Mail Stop 3561

June 28, 2007

By Facsimile and U.S. Mail

E. Neville Isdell
Chief Executive Officer
The Coca-Cola Company
One Coca Cola Plaza
Atlanta, GA 30313

> **Re:** **The Coca-Cola Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 21, 2007**
> **File No. 1-02217**

Dear Mr. Isdell:

We have reviewed the above referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page 67

1. Please tell us the nature and amounts of items netted against your share of net income from equity method investees. In future filings please provide disclosure of items applied to your proportionate share of investee net income, either parenthetical or in the notes, to the extent it is meaningful to your consolidated financial statements. See paragraph 20 of APB 18.

Note 15: Stock Compensation Plans, page 99

2. On page 101 you disclose incorporating the implied volatility of traded options on the company's common stock as well as historical behavior into your estimate of expected volatility. Please tell us how critical accounting policies and estimates in MD&A comply with the disclosure requirements in Question 5 of SAB Topic 14D.1. Specifically, we see an 11% decrease in the expected volatility over a five year period without an analysis of the sensitivity of changes in valuation assumptions.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief